Ur-Energy Completes Additional Uranium Sales Agreement

LITTLETON, Colo., July 3, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has entered into a uranium supply agreement with a U.S. based nuclear operating company. The agreement calls for deliveries ranging between 200,000 to 300,000 pounds of uranium concentrate each year in a multi-year schedule commencing in 2017. The average delivery price under the agreement is consistent with the current published Long-Term U3O8 price indicators.

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The completion of this supply agreement continues the Company's fulfillment of a marketing strategy developed with the assistance of Mr. Jim Cornell of NuCore Energy, with whom Ur-Energy continues to work. The Company plans to commit a pre-determined portion of the expected uranium production capacity from its Lost Creek Project in long term supply agreements with North American nuclear utilities at prices that will ensure the project's financial viability.

Ur-Energy CEO Wayne Heili said, "The value of holding supply agreements with fixed pricing structures has been clearly recognized during this ongoing period of softness in the uranium spot market. This supply arrangement is an important component of our overall growth strategy as it contributes to the future financial viability of our U.S. based uranium mining operations."

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production in the second half of 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., ability to complete additional sales agreements at favorable pricing; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com